FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Commonwealth Bank of Australia
ABN 48 123 123 124
(Registrant’s Name)
Level 2
48 Martin Place
SYDNEY NSW 1155
AUSTRALIA
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule101(b)(1) ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K/A if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7) ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K/A if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K/A submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in the Exhibit to this Form 6-K/A shall be incorporated by reference into the prospectus relating to the Registrant’s debt securities contained in the Registrant’s
Registration Statements on Form F-3 (File Nos. 333-11964 and 333-11928), as such prospectus may be amended or supplemented from time to time. Unless otherwise indicated, the information contained in the
Exhibit to this Form 6-K/A shall also be incorporated by reference into any offering memorandum or other similar offering document prepared in connection with any private offering or offshore offering by the
Registrant of securities of the Registrant or its affiliates.
Documents Furnished by the Registrant

Exhibit No.	Description

1.	U.S. version of the Profit announcement for the half-year ended December 31, 2005 first released February 15, 2006 (without U.S. GAAP reconciliation).
EXPLANATORY NOTE: This Report of Foreign Private Issuer on Form 6-K/A is being filed to correct certain errors appearing on pages 21, 22 and 25 of the Exhibit to the Report of Foreign Private Issuer on Form 6-K filed by Commonwealth Bank of Australia on March 3, 2006. That prior Report of Foreign Private Issuer on Form 6-K and the Exhibit thereto is hereby amended, restated and replaced in its entirety.

SIGNATURES
INDEX TO EXHIBIT
EX-99.1: US VERSION OF PROFIT ANNOUNCEMENT

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COMMONWEALTH BANK OF AUSTRALIA

By:	/s/ Carla Felicita Collingwood
Name: Carla Felicita Collingwood
Title: Company Secretary
Date: March 6, 2006

INDEX TO EXHIBIT

Exhibit No.	Description

1.	U.S. version of the Profit announcement for the half-year ended December 31, 2005 first released February 15, 2006 (without U.S. GAAP reconciliation).